RATIO OF EARNINGS TO FIXED CHARGES

		Praxair, Inc. and Subsidiaries
				Exhibit 12.01

	Year Ended December 31,
(Dollar amounts in millions, except ratios)	2015	2014	2013	2012	2011

Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees	$2,160	$2,395	$2,447	$2,296	$2,323
Capitalized interest	(33)	(38)	(69)	(70)	(62)
Depreciation of capitalized interest	22	27	20	20	22
Dividends from less than 50%-owned companies carried at equity	11	6	10	7	6
Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income
or loss from equity investees	$2,160	$2,390	$2,408	$2,253	$2,289
Fixed charges
Interest on long-term and short-term debt	$161	$213	$178	$141	$145
Capitalized interest	33	38	69	70	62
Rental expenses representative of an interest factor	47	52	43	39	38
Total fixed charges	$241	$303	$290	$250	$245

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees plus total fixed charges	$2,401	$2,693	$2,698	$2,503	$2,534
RATIO OF EARNINGS TO FIXED CHARGES	10.0	8.9	9.3	10.0	10.3